
05064339

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549


SEC MAIL
RECEIVED
PROCESSING
AUG 8 2005
WASH, D.C.
192
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Structured Asset Securities Corporation II — 1335866 ~~0001202186~~
(Exact Name of Registrant as Specified in Charter) (Registrant CIK Number)

Form 8-K (August 18, 2005) — 333-119328-06
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) (SEC File Number, if Available)

LB-UBS COMMERCIAL MORTGAGE TRUST 2005-C5

N/A
(Name of Person Filing the Document (if Other than the Registrant))

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

SIGNATURES

Filings Made by the Registrant. The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 18, 2005.

STRUCTURED ASSET SECURITIES CORPORATION II



By: ________________________
Name:
Title:

EXHIBIT INDEX

The following exhibit is filed herewith:

Exhibit No.		Page No.
99.1	Certain materials constituting Computational Materials and/or ABS Term Sheets in connection with the expected sale of the Underwritten Certificates.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS PREPARED BY LEHMAN BROTHERS INC.

for

LB-UBS COMMERCIAL MORTGAGE TRUST, SERIES 2005-C5

Yield Table - Bond A1A

LBUBS 2005-C5
Settle as of 08/25/05

Bond Summary - Bond A1A			
Fixed Coupon:	4.946	**Type:**	Fixed
Orig Bal:	172,322,000		
Factor:	1.0000000		
Factor Date:	08/15/05	**Next Pmt:**	09/15/05
Delay:	4	**Cusip:**	

	0 CPY	
Price	**Yield**	**Duration**
100-06	4.961	6.65
100-08	4.951	6.65
100-10	4.942	6.65
100-12	4.933	6.65
100-14	4.923	6.65
100-16	4.914	6.65
100-18	4.905	6.65
100-20	4.895	6.65
100-22	4.886	6.65
100-24	4.877	6.66
100-26	4.867	6.66
Average Life	8.41	
First Pay	09/15/05	
Last Pay	07/15/15	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	3.7120	3.8876	4.0500	4.0890	4.1300	4.2500	4.4570
Coupon			3.8750	4.1250	4.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	13YR	14YR	15YR	20YR	30YR
Yield	4.2643	4.4350	4.4940	4.5295	4.5600	4.5915	4.6155	4.6445	4.6685	4.6900	4.7213	4.7425	4.7703	4.7916	4.8117	4.8744	4.9150